INDEPENDENT ACCOUNTANTS' REPORT

To the Audit Committee of the Board of Directors of Fund for Tax-Free Investors, Inc.:

We have examined management's assertion about Fund for Tax-Free Investors, Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 (the
"Act") as of December 31, 1999, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from October 13, 1999 (the date of our last examination), through December 31, 1999:

* Confirmation of all securities held by Rushmore
Trust and Savings, FSB ("Rushmore Trust") in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Mellon
Bank, N.A. ("Mellon"), as agent for Rushmore
Trust;

* Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of Rushmore Trust and the Fund;

* Agreement of selected security purchases and security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Tax-Free Investors, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December
31, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Fund for Tax-Free Investors, Inc., the Board of Directors and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Princeton, New Jersey
January 20, 2000














Management Statement Regarding
Compliance with
Certain Provisions of the Investment
Company Act of 1940



We, as members of management of Fund for Tax-Free
Investors, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of December 31, 1999 and from October 13, 1999 (the date of
Deloitte & Touche LLP's last examination) through
December 31,1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of December 31, 1999 and from October 13,
1999 (the date of Deloitte & Touche LLP's last examination) through December 31, 1999, with respect to securities reflected in the investment accounts of Fund for Tax-Free Investors, Inc.



Daniel L. O'Connor
Chairman



Edward Karpowicz
Controller